EXHIBIT 99.1

[Crusade Management Logo]

Crusade Management Limited
ACN 072 715 916
Level 11, 55 Market Street
Sydney NSW 2000
Telephone (02) 9320-5555
Facsimile (02) 9320-5586




                           CRUSADE MANAGEMENT LIMITED
                       OFFICER'S CERTIFICATE OF COMPLIANCE

         The undersigned officer of Crusade Management Limited, a company organized under the laws of New South Wales, Australia ("CML"), hereby certifies on behalf of CML and on his own behalf for purposes of the Crusade Global Trust No. 2 of 2001 Class A Mortgage Backed Floating Rate Notes (the "Notes"), as follows:

     1.    I am a duly appointed, qualified and acting Officer of CML,

     2. I am duly authorized to execute and deliver this Officer's Certificate on behalf of CML; and


     3. To the best of my knowledge, the Issuer Trustee has complied with all conditions and covenants under the Transaction Documents, for the Crusade Global Trust No. 2 of 2001 issue of Notes for the period between September 5, 2001 and the end of the Manager's fiscal year on September 30, 2001.

         Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Note Trust Deed related to the above-referenced issue of Notes.


         IN WITNESS WHEREOF, I have signed my name as of March 25, 2002.



                                                     /S/  G.M.Bartlett

                                                     By:     G.M. Bartlett
                                                     Title:  Director